United States securities and exchange commission logo





                             September 20, 2023

       Wu Haimei
       Chief Executive Officer
       Baird Medical Investment Holdings Limited
       Room 202, 2/F, Baide Building, Building 11, No.15
       Rongtong Street, Yuexiu District, Guangzhou, People's Republic of China

                                                        Re: Baird Medical
Investment Holdings Limited
                                                            Registration
Statement on Form F-4
                                                            Filed August 21,
2023
                                                            File No. 333-274114

       Dear Wu Haimei:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 Filed August 21, 2023

       Cover Page

   1.                                                   We note your cover page
disclosure that PubCo will be a    controlled company    under the
                                                        listing rules of Nasdaq
and may be exempt from certain corporate governance
                                                        requirements other than
those exemptions available to foreign private issuers. Please revise to disclose on
the cover page and in the prospectus summary whether you intend to rely on any exemptions
as a controlled company and identify the controlling shareholder and the shareholder's
total voting power. We refer to your disclosure on page 135.
   2. Given that the Nasdaq listing approval as a closing condition is waivable, please revise your cover page to
prominently disclose that shareholders will not have certainty at the time they vote
regarding whether the PubCo ordinary shares will be listed on a national securities exchange
following the business combination. Please revise your risk factor on
 Wu Haimei
Baird Medical Investment Holdings Limited
September 20, 2023
Page 2
         page 122 accordingly.
3. We note your disclosure that "[b]ecause most of the operations of PubCo will be conducted in Mainland China through its wholly-owned subsidiary Tycoon and its subsidiaries, the business is subject to PRC laws and regulations and supervision and potential intervention by the Chinese government," and your cross reference to your risk factors. Please revise your disclosure to more clearly highlight that, because the business is subject to PRC laws and regulations, there are legal and operational risks associated with being based in or having the majority of the company's operations in China. In addition, we note your disclosure that "potential intervention by the Chinese government .
         . . could result in a material change in The Target Group's operations and/or the value of
         PubCo's Ordinary Shares after the Business Combination." Given that you are also registering PubCo warrants on this registration statement, please revise this disclosure, as appropriate, to include a reference to PubCo warrants.
4. On your cover page, state whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. As a related matter, please amend the disclosure in your Summary of the Proxy Statement/Prospectus to include a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
Questions and Answers for Stockholders of ExcelFin, page 17

5. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public
FirstName LastNameWu Haimei
       warrants. Clearly explain the steps, if any, the company will take to notify all
Comapany    NameBaird
       shareholders,    Medicalbeneficial
                     including   Investment   Holdings
                                           owners,      Limited
                                                    regarding when the warrants
become eligible
       for redemption.
September   20, 2023 Page 2
FirstName LastName
 Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 3    20, 2023 Page 3
FirstName LastName
Q: Did Board obtain a fairness opinion in determining whether or not to proceed with the
Business Combination?, page 20

6.       We note your disclosure that you did not obtain a fairness opinion.
Here and as
         appropriate throughout your filing, please provide additional detail describing the qualifications and "substantial experience" of your board that allowed them to determine that the business combination agreement and the transactions thereby are advisable and in the best interests of shareholders, and recommend that stockholders approve the business combination.
Q: What equity stake will current stockholders of ExelFin and Baird Medical hold in PubCo after the Closing?, page 21

7. We note your disclosure on page 24 relating to the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders. Please revise to include a sensitivity analysis showing a range of redemption scenarios, including at least one interim redemption level.
Q: If I am a warrants holder, can I exercise redemption rights with respect to my warrants?, page
30

8. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Summary of the Proxy Statement/Prospectus, page 35

9. Please revise your description of Baird Medical to address the following issues:

                You disclose on page 73 that Baird Medical has obtained one registration certificate for microwave ablation therapeutic apparatus under Class III, one registration certificate for microwave ablation needles under Class III and one registration certificate for microwave ablation needles under Class II. Revise to disclose the specific products for which and when Baird Medical obtained Class II and III registration certificates here and elsewhere in the prospectus.

                We note your disclosure on page 73 that in addition to the registration certificates, companies engaging in manufacturing of Class II and Class III medical devices are required to obtain and maintain a Manufacture License for medical devices. You also disclose on page 246 that Baird Medical has obtained the Manufacture License for
              Class II and III medical devices for its existing microwave ablation products in
              China. Please revise to clarify when Baird Medical obtained such Manufacture
              Licenses and the expiration dates of such licenses.
 Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 4    20, 2023 Page 4
FirstName LastName
The Combined Company and Baird Medical's Structure before and after the
Business
Combination, page 36

10. Your diagram at the top of page 37 indicates that Auto King International Limited will own 59.94% of Betters Medical Investment Holdings Limited, which will own 75% of
         PubCo. Please revise your disclosure in this section to discuss, as you do on page 312, that Auto King is controlled by Wu Haimei, and discuss any related conflicts of interest.
Sources and Uses of Funds for the Business Combination, page 45

11. We understand that UBS Securities and KeyBanc Capital Markets Inc., two of the
         underwriters in your SPAC IPO, intend to waive the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how these waivers were obtained and why the parties agreed to these waivers.
         Make conforming changes to your disclosure in the Background of the Business
         Combination.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION, page 62

12. Please update the pro forma financial information provided to included a pro forma balance sheet as of June 30, 2023 as well as a pro forma statement of operations for the six months ended June 30, 2023.
13. We note your disclosures in notes F and J on page 68 indicating that the Earnout shares did not qualify for equity treatment as the provisions contained a change of control feature, which is not an assumption in the fixed-to-fixed model. Please further expand your disclosures to clarify the specific terms that resulted in your determination that they should treated as a liability classified instrument pursuant to your consideration of ASC
         815-40. Please also disclose and discuss the potential impact of the shares on future results and provide a sensitivity analysis that quantifies the potential impact that changes in the per share market price of the post combination common stock could have on the pro forma financial statements. Refer to Article 11-02(b)(10) of Regulation S-X.
14. We note your discussion of agreements that will terminate upon the business combination as discussed on page 282. Please address what consideration was given to reflecting these agreements in your pro forma financial information.
15. Your disclosures on page 172 indicate that two of the underwriters in the ExcelFin IPO, informally notified ExcelFin that, in connection with the Business Combination, they were waiving their right to receive any deferred underwriting fees arising out of the ExcelFin
         IPO. Given your characterization of this as an informal notification, please disclose your basis for reflecting this waiver in the pro forma financial information. Refer to Rule 11-
         02 of Regulation S-X.
 Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 5    20, 2023 Page 5
FirstName LastName
Comparative Share Information, page 71

16. Please provide all of the disclosures required by Item 3(f) of Part I.A of the Form F-4, including equivalent pro forma per share data. Please clearly disclose the exchange ratio used to calculate these amounts.
Risk Factors Relating to Baird Medical's Business and Industry, page 72

17. We note your disclosure on page 82 that Baird Medical plans to expand its presence in foreign and emerging markets as part of its business strategy. Please expand your disclosure to specify the jurisdictions, the addressable market for microwave ablation medical devices in such jurisdictions and the expected timeline for Baird Medical's business strategy.
Baird Medical has engaged in transactions with related parties . . ., page 82

18. We note your disclosure that "[t]he other two Electing Preference Shares Holders repurchase requests remain outstanding," and your disclosure on page 94 that "[t]he expenditure of cash that may be necessary to repurchase the remaining Preference Shares
         Holders, if redeemed by the Company, may adversely affect Baird
Medical   s financial
         position." Please provide an estimate of the amount of cash that would be necessary to repurchase the relevant preference shares, if estimable and material. Recently enacted and future legislation . . ., page 86

19. We note your disclosure that "a number of legislative and regulatory changes and proposed changes regarding medical device industry may affect the approval processes of
         Baird Medical's pipeline products and the inclusion of certain approved activities in the regulatory supervision system." You also provide an example describing regulatory pilot programs initiated in 2021. Please briefly describe any of the other relevant legislative and regulatory changes and proposed changes, if material.
If Baird Medical fails to comply . . ., page 87

20. We note your disclosure that Baird Medical's subsidiaries were previously determined to have not maintained the management ledger of the industrial solid waste of two manufacturing sites within the PRC, and such non-compliance events may result in these subsidiaries being subject to certain penalties, being requested to rectify the non-
         compliance and return any gains resulting form the non-compliance. Please provide an estimate of the liability to which these subsidiaries could potentially be subject, if material and estimable.
Obtaining and maintaining Baird Medical's patent protection . . ., page 92

21. We note your disclosure that "Baird Medical has in the past lost rights to one or more patents for failure to comply with the various renewal requirements and fees necessary to
 Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 6    20, 2023 Page 6
FirstName LastName
         maintain those rights." Please affirmatively disclose whether Baird Medical is compliant with respect to its currently-held patents.
If Tycoon fails to implement and maintain . . ., page 94

22. We note your disclosure that "Tycoon has adopted and will adopt further measures to improve its internal control over financial reporting." Please briefly describe the remedial measures adopted by Tycoon and the measures Tycoon intends to adopt to improve its internal controls.
Risks Related to Doing Business in China, page 96

23.      Given the significant oversight and discretion of the government of
the People   s Republic
         of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We refer to your disclosure on pages 101 and elsewhere in
         the prospectus that the PRC government    intervenes to optimize China
  s economy,    has
            implemented various measures to encourage economic growth,    and
may    strengthen
         oversight    over your operations. We remind you that, pursuant to
federal securities rules,
         the term    control    (including the terms    controlling,
controlled by,    and    under
         common control with   ) means    the possession, direct or indirect,
of the power to direct or
         cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
24. Revise your risk factor disclosure, where appropriate, to discuss the risk that rules and regulations in China can change quickly with little advance notice. The CSRC has recently released . . ., page 100

25. We note your disclosure that you believe the Business Combination will be considered an indirect offering and you will be subject to the filing requirements under the Trial
         Measures. Please revise your disclosure to clarify whether you have begun the process of filing with the CSRC and the current status of any relevant filings with the CSRC.
Actions by the government of China to exert more supervision over offerings . . .., page 104

26. We note your disclosure on page 104 that as confirmed by your PRC counsel, the Chinese
         Securities Regulatory Commission   s (the    CSRC   ) approval under
the M&A Rules is not
         required in connection with this business combination. You also disclose on pages 104 and 113 that Baird Medical does not believe it is required to obtain permissions or approvals from CSRC, the CAC, or any other Chinese authorities. Please identify outside
         PRC counsel and file a consent as an exhibit to the prospectus.
Risks Relating to ExcelFin, PubCo and the Business Combination, page 116

27. We note your disclosure on pages 198, F-44 and F-58 that ExcelFin may be subject to an excise tax of 1% of the fair market value of stock redeemed by PubCo. Please describe, if
 Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 7    20, 2023 Page 7
FirstName LastName
         applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
The process of taking a company public by means of a business combination . . .., page 116

28. We note your disclosure on page 116 of the risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. Please revise your risk factor disclosure to include the risks of the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
The PubCo Ordinary Shares to be received by ExcelFin's stockholders . . ., page 130

29. We note your disclosure that "[t]here will be important differences between your current rights as an ExcelFin stockholder and your rights as a shareholder of PubCo." Please revise your risk factor to briefly discuss the material differences in a stockholder's rights as an ExcelFin stockholder and the rights of a stockholder of PubCo. The Business Combination Proposal, page 152

30. We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. We also refer to your disclosure that ExcelFin and Baird
         Medical have agreed to cooperate with each other to consummate the PIPE investment concurrently with the closing. Please clarify the current status of discussions and negotiations regarding the contemplated PIPE investment. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders, as applicable. To the extent that negotiation and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, the relationships the PIPE investors have to ExcelFin, the Sponsor, Baird Medical and their affiliates, and the placement agent and how the terms of the PIPE transaction were determined, as applicable.
31. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s Sponsor, directors, officers or
their affiliates will
         participate in the private placement.
Representations and Warranties, page 153

32. Please revise your list of representations and warranties on pages 153 to 155 to describe the material terms of each item rather than providing a summary list. Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 8    20, 2023 Page 8
FirstName LastName
Background of the Business Combination, page 166

33. We note your disclosure that, "in connection with the ExcelFin stockholder vote on April
         13, 2023 to extend ExcelFin's business combination deadline . . . certain ExcelFin stockholders exercised their right to redeem their ExcelFin Class A Common Stock."
         Please disclose the percentage of ExcelFin's shareholders at the time of the stockholder vote that voted to redeem their shares. Make conforming changes throughout your filing.
34. We note your disclosure on page 167 that ExcelFin initially identified over seventy potential targets during its search process. Please clarify whether Baird was included in this initial search for a potential target and expand your disclosure to describe how Baird
         Medical was identified as a potential target and by whom. We refer to your disclosure on page 168 that ExcelFin initiated negotiations with Baird Medical when it was introduced to Baird Medical by Mr. Jidong Duan on February 11, 2023.
35. We note your disclosure that "[f]ollowing these initial discussions, ExcelFin's management determined that Baird Medical and one of the Other Potential Targets,
         Company B, were worth evaluating further." Please amend your disclosure to describe in more detail the reasons underlying management's decision not to pursue each of the Other
         Potential Targets.
36. Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section. By way of example only, please identify the representatives of ExcelFin and Baird Medical and their financial advisors. As a related matter, where you disclose general topics, agreements, or "packages" that were discussed at each meeting, please provide additional detail regarding the substance of those discussions and material terms of the relevant agreements. For example, where you discuss various LOIs, business combination drafts, and financial packages, discuss the material terms of the same; and where you disclose the discussion of "important structural elements," "legal, financial, accounting, and operational matters," etc., please disclose the substance of those discussions.
37. Please revise your background of the business combination section to include a discussion of negotiations relating to the material terms of the transaction, including but not limited to, the evolution of the transaction structure; merger consideration and equity value of
         Baird Medical; the downward revision of the minimum cash condition; the terms of the private placement, lock-up agreements and the earnout provisions; and post-closing governance terms. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues, the proposals and counter-proposals made during the course of negotiations, and how you reached agreement on the final terms.
38. Please revise your disclosure in this section to describe how the ExcelFin Board arrived at an initial pre-transaction enterprise value of $350 million for Baird Medical for the LOI.
         Please address in your revisions the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the ExcelFin Board.
 Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 9    20, 2023 Page 9
FirstName LastName
         Additionally, we note your disclosure on page 179 that the comparable companies
         analysis supported the ExcelFin Board   s confirmation and validation
of the $370 million
         enterprise value for Baird Medical reflected in the Business Combination Agreement. We refer to your disclosure that pursuant to the Business Combination Agreement that
         ExcelFin entered into on June 26, 2023, the consideration has an aggregate value equal to
         $300 million. Please reconcile the various enterprise values disclosed, as appropriate, and expand your disclosure to discuss the how the analysis and valuation of Baird Medical were amended downward from $350 million to $300 million, including how
each party   s
         position of the merger consideration evolved.
39. We note your disclosures on pages 168 and 170 that ExcelFin engaged several financial advisors with respect to the business combination, including Cohen, EXOS, Grant
         Thornton and S&A Consulting. Please expand your disclosure to discuss the role of each of your financial advisors in connection with the business combination. We also refer to your disclosure on page 171 that Grant Thornton and S&A Consulting made presentations regarding their financial and commercial due diligence findings and that EXOS also provided an update on their market analysis. Please briefly describe the findings prepared by your financial advisors and provide us with your analysis of whether such findings constitute a "report, opinion or appraisal materially relating to the transaction," as described by Item 4(b) of Form F-4. If Item 4(b) applies to such findings, please provide the information required by the item.
40.      Please provide the following disclosure with respect to UBS and
KeyBanc:

                Please describe the relationship, if any, between UBS and KeyBanc and ExcelFin after the close of the IPO, including any financial or merger-related advisory services conducted by UBS or KeyBanc. For example, clarify whether either UBS or
              KeyBanc had any role in the identification or evaluation of business combination targets.

                Tell us whether UBS or KeyBanc was involved in the preparation of any disclosure that is included in the Form F-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify, if true, that UBS and KeyBanc claim no role in the SPAC's business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

                Please tell us whether you are aware of any disagreements with UBS or KeyBanc regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that UBS and KeyBanc were to be compensated, in part, on a deferred basis for underwriting services in connection with the SPAC IPO and such services have already been rendered, yet UBS and KeyBanc are waiving such fees
 Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 10 20, 2023 Page 10
FirstName LastName
              and disclaiming responsibility for the Form F-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of the same on the evaluation of the business combination.

                Disclose whether UBS and KeyBanc provided you with any reasons for the fee waivers. If there was no dialogue and you did not seek out the reasons why UBS and
              KeyBanc were waiving deferred fees despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure on pages 126-127 to explicitly clarify that UBS and KeyBanc have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.
Certain Unaudited Baird Medical Prospective Financial Information, page 175

41. We note the significant projected increase in revenue from 2023 to 2024. Please provide additional detail regarding the assumptions underlying these projected revenue amounts as well as the basis for these assumptions to to help investors better understand the reasonableness of your assumptions. Please also address the inherent limitations of these projected amounts.
42. It appears your current discussion regarding projections primarily addresses projected revenues. Please also provide additional details regarding the assumptions underlying your projected Adjusted EBITDA amounts, especially given the significant projected increases in 2023 and 2024. Please also address the inherent limitations of these projected amounts.
Adjusted EBITDA Reconciliation, page 177

43. Please clarify the nature of listing expenses that are being adjusted for in the determination of Adjusted EBITDA.
Comparable Company Analysis, page 178

44. We note your disclosure on page 179 that "[i]n performing its analysis, ExcelFin's management team made assumptions with respect to, among other things, industry performance, general business and economic conditions and numerous other matters."
         Please amend your disclosure to provide a detailed description of each of the relevant assumptions.
45. We note your disclosure on page 46 that the Board considered the valuation analysis conducted by the ExcelFin's management team, Cohen and EXOS that was based on comparable companies. Please revise your disclosure to discuss in greater detail how the criteria for each of the comparable companies was chosen and whether any companies meeting the selection criteria were excluded from the analysis. Please expand your disclosure to discuss the valuations of the comparable companies and the analyses provided by ExcelFin, Cohen, and EXOS that were considered by the ExcelFin Board and
 Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 11 20, 2023 Page 11
FirstName LastName
         explain how the comparable companies analysis was applied to determine the valuation for Baird Medical. As a related matter, we note your disclosure on page 46 that the Board also considered "comparable transactions." Please provide the disclosure requested above with respect to these comparable transactions.
Material U.S. Federal Income Tax Considerations, page 195

46. We note your disclosure that "[t]he surrender by a U.S. holder of the shares of Common
         Stock in exchange for the PubCo Ordinary Shares pursuant to the Merger, when taken together with the Share Contribution and PIPE Investment, is expected to qualify as a non-
         recognition transaction pursuant to Section 351(a) of the Code." Please note that a tax opinion is required where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Refer to Item 601(b)(8) of
         Regulation S-K. To support your conclusions about the tax consequences of the business combination, please revise to include a tax opinion covering the material tax consequences of the redemption and the merger, and state that the disclosure in this section represents the opinion of counsel. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. For guidance, see Staff Legal Bulletin No. 19. Information about Baird Medical, page 226

47. We note your disclosure on page 226 and throughout your prospectus that you are a manufacturer of Class II and III medical devices in accordance with
China   s National
         Medical Products Administration regulations. Please expand your disclosure to discuss, where appropriate, whether the Class II and III medical devices that you manufacture and distribute are also defined as such in accordance with FDA regulations. Please also disclose the specific products for which Baird Medical has obtained Class II and III registration certificates.
48. We note your disclosure on pages 226 and 228 that microwave ablation treatments are
         "safe, minimally invasive and easy to operate with a rapid recovery and low complication rate for patients" as compared to traditional treatment methods. You also disclose that microwave ablation has more advantages over ablation treatment options such as radiofrequency ablation, cryoablation and laser ablation. Please clarify the meaning of
         "traditional" treatment methods and expand your disclosure relating to the alternative ablation treatments and whether such treatments can also prevent cancer progression by curbing benign tumors from developing into malignant tumors. Finally, please provide support for your statements about the advantages of your ablation treatments compared to other methods, or characterize the same as management's opinions or beliefs
49. We note your disclosure on page 227 that "[o]ur microwave ablation devices primarily target specialty areas with significant efficacy, including both benign tumors with a focus on thyroid nodules and breast lumps, and malignant tumors with a focus on liver cancer
 Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 12 20, 2023 Page 12
FirstName LastName
         and lung cancer." However, you disclose on page 228 that "[w]e have completed the prototype manufacturing and product registration testing of microwave ablation devices specifically approved for the treatment of breast lumps, and we expect to complete the clinical trials in 2024," and "[w]e expect to complete the NMPA registration procedures after the clinical trials and obtain applicable registration certificates by the end of 2024."
         Please revise your statement as to the efficacy of your ablation devices with respect to breast lumps, as efficacy determinations are solely within the authority of the FDA or similar regulatory body, and it appears that you have not yet registered or completed clinical trials with respect to your microwave ablation devices specifically approved for the treatment of breast lumps.
50. You disclose on page 229 that "[i]n 2022, we initiated our plan for the application of FDA registration in the U.S. and CE Marking in the EU for our proprietary microwave ablation medical devices specifically approved for the treatment of liver cancer and thyroid nodules, and the applications are expected to be approved in 2024." Please revise your disclosure to clarify that there is no guarantee that your FDA registration and CE Marking will be approved. In addition, please describe your plan for these applications in additional detail, including the current status of your plan, the steps you have taken to date, and the additional steps you will need to take for approval of your FDA and EU applications.
Business Model, page 230

51. We note your disclosure on pages 230 and 233 that while Baird Medical s business primarily focuses on the manufacture and sale of microwave ablation medical devices, it also distributes and sells other medical devices sourced from third-party suppliers that include catheters, ventilators, operation tables, medical globes, syringes, and large medical machines and systems, and which represented 10.9% of its total revenue for the fiscal year ended December 31, 2022. Please expand your disclosure of these medical devices to discuss, including but not limited to, the classification of such other medical devices
         (Class I, II or III) and whether Baird Medical relies on certain single-source suppliers for such medical devices.
52. We refer to your disclosure on page 232 relating to the five models of proprietary microwave ablation therapeutics apparatus that Baird Medical produces. Please revise your table to specify the classification and useful life span for each of the five models
         listed. Please also revise your table relating to Baird Medical   s
microwave ablation
         needles on page 232 to clarify the meaning of the    Class II and/or
Class III    classification.
Suppliers, page 234

53. We note your disclosure on page 234 that Baird Medical is not dependent upon any of its current suppliers. However, you also disclose that Baird Medical relied on two major suppliers, one of which represented 34.1% and 21% of its total cost of revenues for the fiscal years ended December 31, 2021 and December 31, 2022, respectively. Please revise
         your disclosure to identify Baird Medical   s key suppliers and the
material terms of its
 Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 13 20, 2023 Page 13
FirstName LastName
         agreements with such parties, or tell us why you believe you are not required to do so.
         Revise your risk factor disclosure to discuss the risks related to this supplier concentration.
Customers, page 236

54. We note your disclosure on page 237 that one customer accounted for 10.3% of Baird
         Medical   s total revenue for the year ended December 31, 2022, and
two customers
         accounted for 13.7% and 12% of the company   s total revenue for the
year ended
         December 31, 2021. Please identify your top customers and provide a brief description of the material terms of your agreements with such customers, such as the termination provision and whether there are any minimum purchase requirements. If material, please also file the agreements as exhibits to the registration statement as required by Item
         601(b)(10) of Regulation S-K, or explain to us why you believe you are not required to do
         so. In addition, amend your risk factor disclosure to discuss the risks related to this customer concentration.
Research and Development, page 237

55.      We refer to your disclosure relating to Baird Medical   s Class III
medical device
         registration certificate for its microwave ablation therapeutic apparatus and two Class II medical device registration certificates for its microwave ablation needles with expiration dates of March 25, 2023 and January 13, 2025, respectively. Please specify which models of ablation therapeutic apparatuses and ablation needles such registration certificates relate to and clarify the expiration date for the registration certificate for the Class III microwave ablation therapeutic apparatus as it appears that expired registration certificate
         relates to the company   s microwave ablation needles.
56. We note your disclosure on pages 75 and 106 that Baird Medical is required under PRC laws and regulations to conduct clinical trials of its medical devices to obtain registration
         certificates for Class III medical devices and that Baird Medical   s
clinical trials are
         conducted by third-party medical institutions. You also disclose on page 237 that Baird
         Medical engaged three Grade IIIA hospitals and collected clinical data from 132 cases for the clinical trials for its microwave ablation medical device for the treatment of thyroid nodules. You also disclose on page 228 that Baird Medical expects to complete clinical trials for its microwave ablation device for the treatment of breast lumps in 2024. Please expand your disclosure relating to such devices to clarify whether Baird Medical sponsored the clinical trial and who conducted the clinical trial; discuss the scope, size and design of the trial; specify the primary endpoint; the criteria used for the enrollment of participants; whether the trial was powered to show statistical significance, and if so, the
         p-value; any serious adverse events and the number of patients who experienced them. Please also disclose any ongoing clinical trials and how many clinical trials Baird
         Medical has conducted and/or sponsored, and revise to expand your disclosure of such clinical trials accordingly.
 Wu Haimei
Baird Medical Investment Holdings Limited
September 20, 2023
Page 14
57. We refer to your disclosure on page 238 that it typically takes 24 to 36 months to complete the research and development process for Class II medical devices. Please clarify whether clinical trials are required to apply for registration certificates for Class II medical devices pursuant to PRC laws and regulations. If so, please expand your disclosure of the clinical trials conducted for your Class II medical devices.
58. We refer to your disclosure on pages and 90 and 238 that Baird Medical collaborates with various research and development partners, such as Nanjing Huitong Medical Technology
         Co., Ltd., Xiamen Institute of Rare Earth Minerals and FIIG (Beijing) Meditec Regulatory
         Consultancy, Nanjing Forestry University and Zhuhai People   s
Hospital and has entered
         into certain R&D related agreements with such partners. Please provide a brief description of the material terms of each collaboration and cooperation agreement that Baird Medical has entered into and file such agreements as exhibits to the registration statement or explain to us why you believe you are not required to do so. Refer to
Item 601(b)(10) of
         Regulation S-K.
Product Pipeline, page 238

59. We refer to the table on page 238 listing your major pipeline products. We also note the disclosure of your product portfolio on page 228, which specifies the testing of various microwave ablation devices for the treatment of various target indications, such as breast lumps, pulmonary nodules, varicose veins and bone tumors and uterine fibroids. Please revise your product pipeline table to specify the target indications for each medical device candidate.
Properties and Facilities, page 239

60.      We note your disclosure on page 239 relating to Baird Medical   s
leases for its principal
         executive offices and its manufacturing plants. Please briefly describe the material terms of such leases and also file the lease agreements as exhibits or provide us with an analysis supporting a determination that you are not required to file them as exhibits. Refer to Item
         601(b)(10)(ii)(D) of Regulation S-K.
Competition, page 240

61. We note your disclosure that the top four microwave ablation manufacturers account for
       88.4% of the sales in 2022 and that Baird Medical was ranked as the third largest microwave ablation manufacturer in the PRC in 2022. Please revise to identify your top competitors and disclose whether any of your competitors have also registered Class III medical devices for microwave ablation devices, as well as various other ablation
FirstName LastNameWu Haimei
       apparatuses (radio frequency, cryoablation or laser ablation) for the treatment of liver
Comapany    NameBaird
       cancer,          Medicalbreast
               thyroid nodules, Investment
                                      lumps,Holdings  Limited
                                              lung cancer, varicose vein, bone
tumors and uterine
       fibroids.
September 20, 2023 Page 14
FirstName LastName
 Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 15 20, 2023 Page 15
FirstName LastName
Intellectual Property, page 240

62. We refer to your disclosure that Baird Medical owns or co-owns 42 patents in China and has pending applications for 39 patents in China. Please expand your disclosure to identify for each material patent and patent application, as applicable, the scope and technology of each such patent or patent application, the type of patent protection and expiration dates.
         For each patent that Baird Medical co-owns with a third party, please identify the co-
         owner of each such patent. Consider adding tabular disclosure in addition to the narrative for ease of use.
Baird Medical's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Business Overview, page 264

63. We note your disclosure that "[w]e have experienced significant growth in our business and results of operations in the fiscal years ended December 31, 2021 and 2022." Please disclose whether you expect this trend to continue in future financial periods.
For the Years Ended December 31, 2022 and 2021
Revenues, page 268

64. We note your disclosure that for the year ended December 31, 2022, revenue generated from the sales of your proprietary MWA therapeutic apparatus decreased, due to a decrease in the selling price per unit because of your sales strategy to offer a discounted price on your therapeutic apparatus to attract new customers. Please amend your disclosure to clarify whether you intend to continue this sales strategy in future financial periods, and if so, the potential impact on your business and results of operations.
Operating Activities, page 270

65. We note that your accounts receivable balance, net increased by $13.2 million from $11.2 million at December 31, 2021 to $24.4 million at December 31, 2022, or approximately
         118% whereas your revenue increased by approximately 27% from $27.7 million in 2021 to $35.1 million in 2022. This increase in accounts receivables also appears to be a significant factor as to why your net cash generated from operations decreased from the year ended December 31, 2021 to the year ended December 31, 2022. In this regard, please expand your disclosures to address the reasons for this significant increase in accounts receivable as well as how you determined your allowance for doubtful accounts was appropriate. Refer to Item 5 of of the Form 20-F.
Management of PubCo after the Business Combination, page 274

66. Please revise to disclose the specific experience, skills, qualifications and attribute of each director that led you to the conclusion that each such director should serve as one of the directors of the combined company.
 Wu Haimei
FirstName LastNameWu
Baird Medical InvestmentHaimei
                         Holdings Limited
Comapany 20,
September NameBaird
              2023 Medical Investment Holdings Limited
September
Page 16 20, 2023 Page 16
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 309

67. We note your disclosure in footnote 2 to the table on page 310 that "[e]ach manager of the
         CFCHK Board disclaims beneficial ownership of the shares held by GFC." Please disclose the natural persons with voting and dispositive control of the shares Class B common stock reported in the table, or provide us with a detailed legal analysis as to why you believe you are not required to do so. This comment also applies to the shares held by
         Grand Fortune Capital reported in the table on page 312 and the disclosure in footnote 2 to the table on page 313.
Security Ownership of Certain Beneficial Owners and Management of PubCo, page
312

68. We note your disclosure on page 313 that at any time prior to the special meeting,
         ExcelFin Initial Stockholders, officers and directors as well as Baird Medical or its shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of ExcelFin Class A common stock. You further state that the purpose of the share purchases could be to vote in favor of the business combination.
         Please provide your analysis on how such purchases comply with Rule 14e-5.
Enforceability of Civil Liabilities, page 315

69. To the extent that one or more of your officers and/or directors are located in China or
         Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please make conforming revisions to your risk factor disclosure on page 115, which should contain disclosures consistent with the separate section.
Revenue Recognition, page F-14

70. In regards to revenues from sales to distributors, you disclose that you act as a principal in the sales of medical devices to distributors as you control the medical devices before they are transferred to distributors. After acceptance of goods, the distributors bear all inventory risks. You also disclose you recognize revenue at a point in time when you satisfy your performance obligation by transferring promised product to end-customers upon acceptance. Please better clarify when control is transferred and correspondingly revenue recognized pursuant to ASC 606-10-25-23 and 25-30, including if it is when you transfer good to the distributor or when goods are sold to the end-user. We also remind
 Wu Haimei
Baird Medical Investment Holdings Limited
September 20, 2023
Page 17
      you that ASC 606-10-50-19 requires you to disclose the significant judgments made in evaluating when a customer obtains control of promised goods or services.
Note 20. Subsequent Events, page F-30

71. We note the disclosures regarding the Settlement of Preferred Shares of Baird Medical
      including that certain holders of these shares sent a repurchase notice to the company.
      Please address the following:

             Please tell us how these preferred shares are accounted for and reflected on the historical financial statements; and

             Please address what consideration was given to reflecting these transactions in the pro forma financial information.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

FirstName LastNameWu Haimei                          Division of Corporation
Finance
                                                     Office of Industrial
Applications and
Comapany NameBaird Medical Investment Holdings Limited
                                                     Services
September 20, 2023 Page 17
cc:       Stephen Leitzell, Esq.
FirstName LastName